

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2011

<u>Via Email</u>
Mr. Alvin D. Kang
President and Chief Executive Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, California 90010

Re: Nara Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 18, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed April 26, 2011
Form 10-Q for the Quarter Ended March 31, 2011
May 5, 2011
File No. 0-50245

Center Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 9, 2011
File No. 0-50050

Dear Mr. Kang:

On August 4, 2011, in conjunction with the effectiveness of Nara Bancorp's Form S-4, file number 333-173511, we completed our review of the filings listed above. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel